Kenneth J. Gordon 617.570.1327 kgordon@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 4, 2008

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Ronald E. Alper

Re:	Lionbridge Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Forms 10-Q for Periods Ending March 31 and June 30, 2008
Filed May 9 and August 11, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2008
Form 8-K filed February 26, 2008
File No. 000-26933

Ladies and Gentlemen:

This letter is submitted on behalf of Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Rory J. Cowan dated October 30, 2008 with respect to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2007, (ii) the Company’s Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, (iii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 7, 2008 and (iv) the Company’s Current Report on Form 8-K, filed February 26, 2008 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Division of Corporation Finance

Securities and Exchange Commission

November 4, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements, page 59

Note 2. Significant Accounting Policies, page 59

Work in process, page 61

1.	We note your response to comment six in our letter dated September 26, 2008. Please advise or revise your disclosure to clarify that direct and incremental costs of services accounted for under the proportional performance method are recognized as incurred. Also, please provide us with a detailed explanation as to the nature of the costs of the work included in work in process and the amount of work in process costs for fixed price contracts where revenue is recognized (1) as milestones are achieved; (2) when final deliverables have been met; or (3) using proportional performance. Further, tell us and disclose in future filings how you evaluate the deferred costs for realizability at each balance sheet date.

Response 1:

As it relates to Company's Global Language and Content (GLC) business, the Company advises the Staff that work in process represents unbilled revenue associated with fixed price contracts with respect to which revenue is recognized using the proportional performance method. Direct and incremental costs of services associated with fixed price contracts, which include primarily employee payroll and payroll related costs as well as the costs of outsourcing (subcontractors engaged by the Company to perform such services), are expensed as incurred. There are no deferred costs included in work in process. From time to time, the Company may defer costs relating to contracts for which revenue has been deferred. Such costs are included in other current assets and are not significant.

The Company advises the Staff that in future filings it will revise its disclosures in the Notes to the Consolidated Financial Statements to further clarify the approach. Specifically, the Company will revise its disclosure related to accounting policies regarding work in process in future filings to read as follows:

“Work in process represents revenue not yet billed. Work in process is calculated for each individual project based on the proportional delivery of services at each balance sheet date.”

Exhibits 31.1 and 31.2

2.	We note your response to comment nine in our letter dated September 26, 2008 and we reissue the comment.

Division of Corporation Finance

Securities and Exchange Commission

November 4, 2008

Response 2:

The Company advises the Staff that it will re-file its previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 with Exhibits 31.1 and 31.2 revised to incorporate the Staff's comments. The Company expects to re-file these reports on or before November 10, 2008 in connection with the filing of its Form 10-Q for the quarter ended September 30, 2008. As confirmed with the Staff, the Company does not expect to revise any portion of its previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007 or Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, other than to correct Exhibits 31.1, 31.2 and 32.1. As noted in this letter and the response letter from the Company to the Staff dated October 10, 2008, the Company intends to include additional disclosure in its future filings reflecting the matters identified by the Staff in its letter to the Company dated September 26, 2008 and the Comment Letter as the Company believes that the disclosure in these prior reports complies with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that no change to such disclosure, other than to amend the certifications as discussed above, is required. The Company advises the Staff that, in future filings, it will revise its certifications and disclosure in response to all of the Staff’s comments.

Exhibits 32.1

3.	We note your response to comment 10 in our letter dated September 26, 2008, and we reissue the comment. Please revise your certification to refer to your annual report on Form 10-K for the period ending December 31, 2007 and refile your entire 10-K, including all certifications. In addition, we note that the quarterly report for the period ending March 31, 2008 refers to September 30, 20007. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ending March 31, 2008 and refile your entire 10-Q, including all certifications.

Response 3:

The Company advises the Staff that it will re-file its previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 with Exhibit 32.1 revised to incorporate the Staff's comments. The Company expects to re-file these reports on or before November 10, 2008 in connection with the filing of its Form 10-Q for the quarter ended September 30, 2008. As confirmed with the Staff, the Company does not expect to revise any portion of its previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007 or Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, other than to correct Exhibits 31.1, 31.2 and 32.1. As noted in this letter and the

Division of Corporation Finance

Securities and Exchange Commission

November 4, 2008

response letter from the Company to the Staff dated October 10, 2008, the Company intends to include additional disclosure in its future filings reflecting the matters identified by the Staff in its letter to the Company dated September 26, 2008 and the Comment Letter as the Company believes that the disclosure in these prior reports complies with the Exchange Act and that no change to such disclosure, other than to amend the certifications as discussed above, is required. The Company advises the Staff that, in future filings, it will revise its certifications and disclosure in response to all of the Staff’s comments.

Definitive Proxy Statement on Schedule 14A

Compensation, Discussion and Analysis, page 13

4.	We note your response to comments 14, 15 and 16 in our letter dated September 26, 2008. In those responses, you state that you will revise the disclosure in future filings. Please provide us with your intended disclosure for the future filings based on your 2008 proxy statement or advise. With respect to comment 16, please describe your policies in the proxy statement.

Response 4:

The Company advises the Staff that, based on its 2008 proxy statement and compensation, it would revise the disclosure under the heading “Elements of Compensation – Short-Term Incentive Compensation” in the Compensation Discussion and Analysis section of its proxy statement to read as set forth in Exhibit A hereto and the disclosure in the Certain Relationships and Related Transactions section of its proxy statement to read as set forth in Exhibit B hereto. For the Staff’s convenience, the disclosure included in Exhibit A and Exhibit B hereto has been marked against the applicable sections from the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 7, 2008. The Company further advises the Staff that, to the extent applicable, it will include similar disclosure in its future filings.

******

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Division of Corporation Finance

Securities and Exchange Commission

November 4, 2008

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1327.

Sincerely,

/s/ Kenneth J. Gordon

Kenneth J. Gordon

cc:	Rory J. Cowan, President, Chairman & CEO, Lionbridge Technologies, Inc.
Margaret A. Shukur, General Counsel, Lionbridge Technologies, Inc.

EXHIBIT A

Short-Term Incentive Compensation. Short-term variable compensation is provided through the potential for each executive officer to earn a cash incentive under the MIP (“Target Incentive Compensation”) of a pre-determined percent of base salary upon achievement by Lionbridge of identified corporate-wide objectives relating to:

•	Profitability

•	Revenue Growth

•	Attainment of Objectives specifically related to the operations or function for which such Executive Officer is responsible.

Target Incentive Compensation levels were last reviewed by the Committee in late 2006 and adjusted to provide a competitive bonus opportunity, and no further adjustments were authorized or determined necessary in 2007. However, in January 2008, target bonus opportunity levels, which are set at a percent of base salary, were increased for Messrs. Broekmate and Maripuri, and Ms. Shannon, from 50% to 60% of base salary for 2008, to align these levels with the target bonus opportunity level of the Chief Financial Officer who joined the Company in September 2007 and to reflect additional operational responsibilities assumed by each officer. Target Incentive Compensation is designed to reward achievement of performance objectives and provide a tangible incentive towards such achievement.

The Committee, in consultation with the Chief Executive Officer, annually establishes the performance objectives and funding thresholds for the MIP. The Committee has the discretion to interpret the MIP as necessary to ensure that the objectives of the Plan are met. Performance thresholds for 2007 were based on achievement of pre-established Profitability, Revenue Growth and Personal Objectives metrics.

Pursuant to the terms of the MIP for 2007, Executive Officers of Lionbridge were eligible to receive a cash bonus, calculated based on a specified percent of their respective 2007 base salary, upon achievement of each of the following three equally weighted performance metrics:

•	Achievement of internal revenue targets for the year ending December 31, 2007 (1/3)

•	Achievement of identified Lionbridge internal profitability metrics for the year ending December 31, 2007 (1/3)

•	Achievement of identified personal objectives (1/3).

The pre-established Revenue Growth and Profitability targets and the threshold achievement for payment of such targets for the MIP in 2007 were as follows:

Revenue Target: $454 Million. The threshold for payment of this component is achievement of at least 95% of the Revenue Target.

Profitability Target: $49 Million, based on the Company’s earnings before interest, taxes depreciation, amortization, and restructuring costs. The threshold for payment of this component is achievement of at least 80% of the Profitability Target.

With respect to the Personal Objective component of the MIP, in the first quarter of 2007, the Committee established personal objectives for each Executive, considering the overall objectives of the Company’s compensation programs as described above under “Objectives of Lionbridge Compensation Programs”. The Committee did not assign fixed percentages to these objectives but instead weighted each element appropriately based on the operations or function for which each Executive Officer is responsible. The objectives relating to enhancing customer acceptance of technology development, accelerating revenue growth and improving the quality and value of services are weighted more heavily for the Chief Sales Officer, General Manager and Senior Vice President, and the General Manager and Senior Vice President. The objectives related to improvement of profitability and shareholder value through technology deployment are weighted more heavily for the Chief Operating Officer. The objectives related to profitability and balance sheet management are weighted more heavily for the former Chief Financial Officer. Mr. Muir, the Company’s current Chief Financial Officer, did not join Lionbridge until September 2007 and therefore did not participate in the 2007 MIP; however, had he participated in the MIP, the Committee would have weighted the objectives related to profitability and balance sheet management more heavily. For the Chief Executive Officer, the Committee assessed all of the objectives given the Chief Executive Officer’s responsibilities with respect to all aspects of the Company’s growth and operations.

Under the terms of the 2007 MIP, a participating executive officer was entitled to his or her target bonus based on achievement of each performance metric targets (the “Target”). Each individual’s target bonus opportunity was set at a percent of his or her base salary.

Shortly after the end of 2007, the Nominating and Compensation Committee determined that during 2007, the Revenue Target was achieved at 99% ~~threshold relating to funding the Revenue component of the MIP was achieved~~, ~~while the threshold~~ but the threshold relating to funding the Profitability component of the MIP was not achieved; therefore, only the portion of the MIP related to achievement of the Revenue Target was funded. In addition, the Committee further determined that the Revenue component would be funded at 87% of the Revenue Target rather than 99% to adjust for the effect of foreign currency on revenue during 2007. Accordingly, each Executive Officer participating in the 2007 MIP received an amount equal to one-third of his or her target bonus, representing the Revenue Target multiplied by 87%. No MIP awards were made for any Executive Officer relative to achievement of identified personal objectives or the Profitability Target. ~~Accordingly, each participating Executive Officer received a cash award for 2007 performance under the MIP based on achievement of the Revenue~~

~~component.~~ Under the terms of his Offer Letter, Mr. Muir, who joined the Company as Chief Financial Officer in September 2007, was guaranteed payment of an award under the MIP of his target award on a pro-rata basis for the year. Mr. Lifshatz, who served as Chief Financial Officer through August 2007, received an award under the MIP on a pro-rata basis for the period during the year during which he served in that position.

Attainment of these performance metrics is determined by the Committee following the end of each year. Some metrics are based on financial or other quantitative performance, while others are based on qualitative assessments of performance by the Committee and the Chief Executive Officer. With respect to the financial or qualitative measures, the Committee reviews the Company’s actual performance against each of the financial performance metrics established at the onset of the year. The Committee has discretion to adjust awards for individual performance but did not exercise this discretion in 2007.

Performance thresholds established by the Committee for the MIP in 2008 are also based on achievement of pre-established Profitability, Revenue Growth, and Personal Objective metrics. Pursuant to the terms of the MIP for 2008, Executive Officers of Lionbridge are eligible to receive a cash bonus, calculated based on a specified percent of their respective 2007 base salary, upon achievement of each of the following three equally weighted performance metrics:

•	Achievement of internal revenue targets for the year ending December 31, 2008 (1/3)

•	Achievement of identified Lionbridge internal profitability metrics for the year ending December 31, 2008, including activities related to strengthening the Company’s balance sheet (1/3); and

•

Achievement of identified personal objectives, which in the case of Executive Officers with operational responsibility, are tied to performance relative to those operations and in the case of Executive Officers with functional responsibilities, are tied to performance relative to that particular function, and in each case, related to the implementation of appropriate and effective strategies to manage volatility in foreign currency exchange rates (1/3).

Under the terms of the 2008 MIP, a participating Executive Officer will receive his or her target bonus based on achievement of each equally rated performance metric target (the “Target”). If actual results show that the Target for any of the three components is exceeded, the bonus opportunity will be increased proportionately up to a maximum of 150% of such individual’s target bonus. If actual results show that the Target for any of the three components is not achieved, but is above a pre-determined minimum threshold, the bonus opportunity will be reduced proportionately to 50% of each individual’s target bonus. Each individual’s target bonus opportunity is set at a percent of his or her base salary.

The Committee believes that the thresholds are attainable but will require thorough execution by the executive team and the Company of its strategic goals and objectives.

EXHIBIT B

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee of the Company’s Board of Directors is charged with reviewing, approving and ratifying any related party transaction. The review process employed by the Committee is detailed in the Charter of the Audit Committee, which is available on the Company’s website at: http://www.lionbridge.com/lionbridge/en-US/company/corporate-governance/audit-committee-charter.htm. No potential related party transactions were brought to the Audit Committee for consideration in 2007.

In accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, during 2007, two (2) Executive Officers established written plans which provides for the automatic sale of a specified number of shares of Common Stock in accordance with the guidelines of the written plan. Mr. Broekmate’s plan provided for the sale of 7,500 shares each calendar quarter if the stock price is at or above $6.00 per share. Ms. Shannon’s plan provided for the sale up to 7,500 shares each calendar quarter in 2007, through sales of 5,000 shares if the stock price is at or above $7.00 per share but below $9.00 per share, and an additional 2,500 shares each calendar quarter if the stock price is at or above $9.00 per share.

In addition, the Company provides localization services to Boston Scientific Corporation, and Mr. Goodman, a director of the Company, also served as an officer of Boston Scientific Corporation during 2007, but has no direct or indirect interest in the services. Services are provided on standard terms and negotiated at arms’ length. During 2007, Lionbridge recognized approximately $5,000 of revenue in connection with these services.

B-1